UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT Pursuant to REGULATION A

Date of Report (Date of earliest event reported): October 18, 2016

VidAngel, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

249 N. University Ave. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Nonvoting Common Stock

ITEM 1	FUNDAMENTAL CHANGES

Stockholders Agreement

On October 19, 2016, the Company entered into a stockholders agreement, or the Stockholders Agreement, with its Class A Stockholders and Class B Stockholders. Class B Common Stock is governed by the Stockholders Agreement.

Investors in Class B Common Stock will be subject to the restrictions on transfer set forth in the Stockholders Agreement.  Under the terms of the Stockholders Agreement, transfer of shares of the Class B Common Stock will be subject to a right of first refusal exercisable first by the Company, second, by the Class A Common Stockholders, and, third, by our remaining Class B Common Stockholders pursuant to the Stockholders Agreement.  Prior to any transfer or proposed transfer of shares, the transferring shareholder, or the Seller, is required to give written notice to the Company and to the remaining stockholders of such proposed transfer. The certificates for Class B Common Stock will be legended to reflect these restrictions.

The foregoing description of the Stockholders Agreement is a summary and is qualified in its entirety by the terms of the Stockholders Agreement, a form of which is incorporated by reference as Exhibit No. 3.1 to this Current Report on Form 1-U and incorporated by reference into this Item 1.

Escrow Services Agreement

On October 18, 2016, VidAngel, Inc., or the Company, entered into a escrow services agreement, or the Escrow Services Agreement, with Issuer Direct Corp., as escrow agent, or Escrow Agent, pursuant to which the Company will deposit certain subscription payments from the offering of Class B nonvoting common stock qualified by the SEC under Regulation A Tier 2 of the Securities Act of 1933, or the Offering, into a non-interest bearing escrow account, or the Escrow Account, held by the Escrow Agent, in trust for the subscriber’s benefit, pending release to the Company pursuant to the terms and conditions of the Escrow Services Agreement. The Escrow Agent does not have a material relationship with the Company.

The Escrow Services Agreement generally contains customary representations, warranties and agreements by the Company, and customary conditions to the release of proceeds from the Escrow Account, indemnification obligations of the Company, other obligations of the parties and termination provisions, except as further described in the following paragraph.

The offered Class B nonvoting common stock, or Offered Shares, will be issued in one or more closings. For the initial closing and each subsequent additional closing, if any, proceeds for subscriptions over $5,000 must be transmitted directly by wire or electronic funds transfer via ACH to the specified bank account maintained by the Escrow Agent pursuant to the instructions in the subscription agreement.  Such funds will be kept in the Escrow Account maintained by the Escrow Agent until the initial closing of $5,000,000, or the Minimum Offering, is sold. Proceeds for subscriptions of $5,000 or less will be held in a separate non-interest bearing account by the Company until the initial closing and the Minimum Offering is sold, and may be submitted through an investor’s VidAngel customer account in accordance with the billing information for such investor at www.vidangel.com. Upon each closing, any proceeds collected for such closing will be disbursed to the Company and the Offered Shares for such closing will be issued to investors. The Company must sell the Minimum Offering if any shares are to be sold at all. Unless terminated earlier by the Company in its sole discretion, this offering will terminate on the earliest to occur of (i) the date on which we sell the maximum number of Offered Shares, or the Maximum Offering, (ii) the date on which the ruling is issued by the court on a motion for a preliminary injunction in connection with litigation we are engaged in with Disney Enterprises, Inc., et al. and further described in the Company’s Rule 253(g)(2) filing dated October 19, 2016, or the Disney Litigation, or (iii) December 31, 2016, or the Termination Date. The Escrow Account will remain open until the Termination Date. If, on the Termination Date, investor funds are not received in respect of the Minimum Offering, then all investor funds that were deposited into either the separate non-interest bearing account with the Company or into the Escrow Account with the Escrow Agent will be returned promptly to investors in accordance with Securities Exchange Act Rule 10b-9.

The foregoing description of the Escrow Services Agreement is a summary and is qualified in its entirety by the terms of the Escrow Services Agreement, a form of which is incorporated by reference as Exhibit No. 8.1 to this Current Report on Form 1-U and incorporated by reference into this Item 1.

ITEM 9	OTHER EVENTS

Exhibits

Exhibit No.            Description

3.1	Stockholders Agreement of VidAngel, Inc. among VidAngel, Inc., Class A Stockholders and Class B Stockholders dated October 19, 2016, incorporated by reference to Exhibit 3.2 to the Company’s Offering Statement on Form 1-A filed October 5, 2016.

8.1	Escrow Services Agreement among VidAngel, Inc. and Issuer Direct Corp., as escrow agent, dated as of October 18, 2016, incorporated by reference to Exhibit 8.1 to the Company’s Offering Statement on Form 1-A filed September 22 , 2016.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VidAngel, Inc

By:	/s/ Neal S. Harmon
Neal S. Harmon Chief Executive Officer and Director

Dated: October 21, 2016

Exhibit Index

Exhibit No.            Description

3.1	Stockholders Agreement of VidAngel, Inc. among VidAngel, Inc., Class A Stockholders and Class B Stockholders dated October 19, 2016, incorporated by reference to Exhibit 3.2 to the Company’s Offering Statement on Form 1-A filed October 5, 2016.

8.1	Escrow Services Agreement among VidAngel, Inc. and Issuer Direct Corp., as escrow agent, dated as of October 18, 2016, incorporated by reference to Exhibit 8.1 to the Company’s Offering Statement on Form 1-A filed September 22 , 2016.